November 4, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4546
Washington, D.C. 20549-454

Attention:	Mark P. Shuman, Branch Chief, Legal

Re:	The Joint Corp.
Registration Statement on Form S-1, as amended
File No. 333-198860

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Representatives”) of the offering being made pursuant to the above-captioned Registration Statement, hereby join in the request of The Joint Corp. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Thursday, November 6, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from October 22, 2014 to the date of this letter, the preliminary prospectus, dated October 22, 2014 and the preliminary prospectus, dated October 30, 2014, in connection with the Registration Statement were distributed approximately as follows:

Copies to underwriters:	0
Copies to prospective dealers:	12
Copies to prospective institutional investors	1,000
Copies to prospective retail investors and others:	706
Total:	1,718

We have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC
FELTL AND COMPANY, INC.

As Representative of the Prospective Underwriters

By: ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name: Aaron Gurewitz
Title: Head of Equity Capital Markets

By: FELTL AND COMPANY, INC.

By:	/s/ Thomas Steichen
Name: Thomas Steichen
Title: General Counsel